September 30, 2009

Mr. Rufus Decker
United States Securities and Exchange Commission
100 F Street, NE – Stop 4631
Washington, D.C. 20549-4531

RE:	Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008
Form 10-Q for the periods ended March 31, 2009 and June 30, 2009
File No. 0-52773

Dear Mr. Decker:

On behalf of KL Energy Corporation (the “Company”), I respond to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 16, 2009 to the undersigned (the “Comment Letter”), with respect to the following documents filed with the Commission:

•	Form 10-K and Form 10-K/A for Fiscal Year Ended December 31, 2008, filed with the Commission by the Company on March 30, 2009, respectively
•	Form 10-Q for the Fiscal Quarter Ended March 31, 2009, filed with the Commission by the Company on May 15, 2009
•	Form 10-Q for the Fiscal Quarter Ended June 30, 2009, filed with the Commission by the Company on August 14, 2009

The headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold prior to the Company’s response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General
1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

See below for the Company’s responses.

306 East Saint Joseph Street, Suite 200        Rapid City, South Dakota    57701
605.718.0372   Fax 605.718.1372
www.klenergycorp.com

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 29
Critical Accounting Policies and Estimates, page 29
Long-Lived Assets, page 29

2.
You assess the realizable value of long-lived assets for potential impairment at least annually or when events and circumstances warrant such a review. In assessing the recoverability of long-lived assets, you make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. Given that property, plant, and equipment represents 76% of your total assets at December 31, 2008 and 79% of your total assets at June 30, 2009, please expand your disclosures to provide additional insight on your considerations of whether property, plant, and equipment could be impaired. Please disclose how you determine when long-lived assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances. Please discuss the significant estimates and assumptions used to determine estimated future cash flows and fair value, including what consideration you gave to your repeated losses as well as net cash used in operating activities.

Highlighted below is a breakdown of the Company’s net property, plant and equipment between our majority-owned subsidiary, Western Biomass Energy or WBE, and other locations:

	12/31/08	3/31/09	6/30/09
Western Biomass Energy
Plant and plant equipment	7,348,028	7,400,087	7,408,042
Other	46,849	46,849	46,849
Gross Fixed Assets	7,394,877	7,446,936	7,454,891
Accumulated depreciation	(2,273,864)	(2,730,846)	(3,200,316)
Net Fixed Assets	5,121,013	4,716,090	4,254,575
% of total	97%	96%	96%

Other Locations
Plant and plant equipment	-	-	-
Other	192,650	248,558	268,903
Gross Fixed Assets	192,650	248,558	268,903
Accumulated depreciation	(59,747)	(75,710)	(85,535)
Net Fixed Assets	132,903	172,848	183,368
% of total	3%	4%	4%

Consolidated
Plant and plant equipment	7,348,028	7,400,087	7,408,042
Other	239,499	295,407	315,752
Gross Fixed Assets	7,587,527	7,695,494	7,723,794
Accumulated depreciation	(2,333,611)	(2,806,556)	(3,285,851)
Net Fixed Assets	5,253,916	4,888,938	4,437,943
% of total	100%	100%	100%

306 East Saint Joseph Street, Suite 200        Rapid City, South Dakota    57701
605.718.0372   Fax 605.718.1372
www.klenergycorp.com

As seen in this presentation, the vast majority of our property, plant and equipment is attributable to WBE and represents a pilot/demonstration facility with a nameplate capacity of 1.5 million gallons of ethanol per year. Since its August 2007 completion, this facility has been used in research activities aimed at developing new, or refining old, cellulosic ethanol technology.  It is the Company’s intent that this facility’s alternative future use will involve the production and sale of small but commercial quality volumes of ethanol and lignin.

Based on the following factors at 12/31/08, the Company determined that these facilities have not experienced an impairment in value:

•	As of 12/31/08, the facility was only 17 months old. As such, the net carrying value represents the fair value of construction costs and equipment prices.
•
Its current use as a research and development facility precludes a current determination of the recoverability of this asset through future cash flows.  While testing different cellulosic ethanol technologies, we are also developing improvements in the production of this alternative fuel.  This will benefit the Company when this facility begins the conversion to its alternative future use as a combined development and production facility.

•
Despite a difficult economic climate in the U.S. during the past two years, particularly in the ethanol industry, the Company received $6.1 million in financing in mid-2008, which later was converted to equity in the 9/30/08 Merger, $4.0 million of equity financing in February 2009 and $1.0 million of equity financing in August 2009.  While we are very optimistic about further equity funding, these recent transactions reflect a significant degree of investor confidence in the commercial viability of our technology.  We are confident that we will be able to continue achieving our business plan with this financial support.

Prospectively, our proposed financial statement disclosure will be as follows:

Long-Lived Assets
The Company assesses the realizable value of long-lived assets for potential impairment at least annually or when events and circumstances warrant such a review.  The net carrying value of a long-lived asset is considered impaired when the anticipated fair value is less than its carrying value.  Approximately 97% of the Company’s property, plant and equipment is attributable to the research and development facility in Upton, WY which was completed in August 2007.

In assessing the recoverability of our long-lived assets, we must make assumptions regarding estimated future cash flows, useful lives and other factors to determine the fair value of the respective assets.  Since the construction and equipment costs paid to complete this facility were incurred approximately two years ago, the Company believes that the net carrying value of this facility and equipment approximates its fair value.  This facility is used for developing new, or refining old, cellulosic ethanol technology.  It is the Company’s intent that this facility’s alternative future use will involve the production and sale of small but commercial quality volumes of ethanol and lignin and currently there are no indicators that the Company will be unable to execute its business plan.  This alternative use is expected to generate positive cash flow in future years.

As of December 31, 2008, we evaluated our long-lived assets for potential impairment.  Based on our evaluation, no impairment charge was recognized.

306 East Saint Joseph Street, Suite 200        Rapid City, South Dakota    57701
605.718.0372   Fax 605.718.1372
www.klenergycorp.com

Item 15 – Exhibits, page 37
Financial Statements, page F-1
Consolidated Statement of Shareholders’ Deficit, page F-7

3.
Please separately present each component of members’ contribution in separate columns in a similar manner to your presentation of each component of stockholders’ deficit on the face of your statement. This should include the number of units and any corresponding amount such as a par value associated with the units as well as the amounts paid in excess of the par value. These amounts could be presented in the same columns as the components of stockholders’ equity with the headings renamed as necessary. For example, the column heading for the number of shares could be revised to become shares/units. The historical number of units and corresponding amount should then be retroactively restated in a similar manner to a stock split based on the exchange ratio. For example, if one unit of KL Process Design Group, Inc. was exchanged for 10 shares of KL Energy Corporation common stock, the historical number of units should be multiplied by 10. Any difference in par values should be offset to additional paid-in capital.

KLPDG LLC, the predecessor to the Company, includes a majority-owned subsidiary (Patriot Motor Fuels) that was initially capitalized with $9,000 of member contributions from its four founders.  There were no shares, certificates or units issued with this capitalization.  Since there were no shares or units issued, par values, additional paid-in capital and stock exchange accounting considerations are not applicable.

4.
Please separately present each component of the line item described as conversion of equity in reverse merger acquisition. It appears that this line item includes the shares which were retained by the original shareholders of KL Energy Corporation. This component as well as any additional components should be presented separately as a line item.

In response to the Staff’s comment, we have split out the shares retained by the stockholders existing before the Company’s September 30, 2009 merger (“Merger”).  Please see the attached (Exhibit A) revised Consolidated Statement of Stockholders' Equity for an example of this statement to be included in future filings.

5.
Please tell us how you arrived at your weighted average common shares outstanding for each period present. It does not appear that the shares retained by the original shareholders of KL Energy Corporation are reflected in weighted average common shares as being only outstanding since the merger date, which was September 30, 2008.

For the year ended 12/31/08, we considered all shares issued to be outstanding from the date of the Merger (September 30, 2008).  All shares issued in connection with the Merger transaction and all other share activity occurred on September 30, 2008.  Detail of the share activity is shown below:

306 East Saint Joseph Street, Suite 200        Rapid City, South Dakota    57701
605.718.0372   Fax 605.718.1372
www.klenergycorp.com

Consideration to pre-Merger stockholders - September 30, 2008	3,390,000
Conversion of equity in the Merger acquisition - September 30, 2008	9,900,765
Conversion of debt to equity, net of unamort. debt discount - September 20, 2008	2,288,000
Shares issued for accrued interest on convertible debt - September 30, 2008	38,437
Issuance of shares in 9/30/08 private placement – September 30, 2008	6,250

Our disclosed weighted average shares calculation	15,623,452

We believe that the shares issued in connection with the Merger totaling 9,900,266 (including a subsequent 499 share correction of stock records) should have been shown as outstanding from January 1, 2009 with all other shares issued and weighted from September 30, 2008.  Below is a revised weighted average shares calculation for the year ended  December 31, 2008.

Post-Merger shares outstanding for 365 days	9,900,266
Consideration to pre-Merger stockholders outstanding for 92 days	854,466
Conversion of pre-Merger debt to equity outstanding for 92 days	576,702
Shares issued for accrued interest on convertible debt outstanding for 92 days	9,688
Issuance of shares in 9/30/08 private placement outstanding for 92 days	1,575
11,342,697

For the year ended December 31, 2007 weighted average shares outstanding would be 9,900,266 on a pro-forma basis.

For the quarter ended March 31, 2009, we calculated the weighted average common shares outstanding as follows:

Shares disclosed as outstanding at 12/31/08, outstanding for 90 days	15,623,452
Correction of stock records, outstanding for 90 days	(499)
18,181,818 shares issued in 2/17/09 equity funding, outstanding for 42 days	8,484,848

Our disclosed weighted average shares calculation	24,107,801

For the quarter ended March 31, 2008 weighted average shares outstanding would be 9,900,266 on a pro-forma basis.

For the quarter ended June 30, 2009, we calculated the weighted average common shares outstanding as follows:

Shares disclosed as outstanding at 12/31/08, outstanding for 91 days	15,623,452
Correction of stock records, outstanding for 91 days	(499)
18,181,818 shares issued in 2/17/09 equity funding, outstanding for 91 days	18,181,818
5,205,569 shares issued in 5/15/09 payables settlement, outstanding for 46 days	2,631,387

Our disclosed weighted average shares calculation	36,436,158

306 East Saint Joseph Street, Suite 200        Rapid City, South Dakota    57701
605.718.0372   Fax 605.718.1372
www.klenergycorp.com

For the quarter ended June 30, 2008 weighted average shares outstanding would be 9,900,266 on a pro-forma basis.

For the six months ended June 30, 2009, we calculated the weighted average common shares outstanding as follows:

Shares disclosed as outstanding at 12/31/08, outstanding for 181 days	15,623,452
Correction of stock records, outstanding for 181 days	(499)
18,181,818 shares issued in 2/17/09 equity funding, outstanding for 133 days	13,360,121
5,205,569 shares issued in 5/15/09 payables settlement, outstanding for 46 days	1,322,962

Our disclosed weighted average shares calculation	30,306,036

For the six months June 30, 2008 weighted average shares outstanding would be 9,900,266 on a pro-forma basis.

The table below shows the impact of the revised weighted average shares calculations to those reported in December 31, 2008 Form 10-K, March 31, 2009 Form 10-Q and the June 30, 2009 Form 10-Q.

			3 MONTHS	3 MONTHS	3 MONTHS	3 MONTHS	6 MONTHS	6 MONTHS
	2007 10-K	2008 10-K	2009 Q1	2008 Q1	2009 Q2	2008 Q2	2009 Q2	2008 Q2
NET LOSS	$(1,391,828)	$(7,392,832)	$(3,037,877)	$(1,361,374)	$(880,661)	$(738,340)	$(3,918,538)	$(2,099,714)

EPS AS REPORTED:
	15,623,452	15,623,452	24,107,801	24,107,801	36,436,158	36,436,158	30,306,036	30,306,036
Weighted Avg Shares Outstanding

Earnings per share reported	$(0.09)	$(0.47)	$(0.13)	$(0.06)	$(0.02)	$(0.02)	$(0.13)	$(0.07)

EPS AS CORRECTED:
Weighted Avg Shares Outstanding	9,900,266	11,342,697	24,107,801	9,900,266	36,436,158	9,900,266	30,306,036	9,900,266

Earnings per share corrected	$(0.14)	$(0.65)	$(0.13)	$(0.14)	$(0.02)	$(0.07)	$(0.13)	$(0.21)

306 East Saint Joseph Street, Suite 200        Rapid City, South Dakota    57701
605.718.0372   Fax 605.718.1372
www.klenergycorp.com

From a quantitative perspective, periods with EPS differences from those previously reported appear to be significant.  However, we believe that it is unlikely that a reasonable investor would buy or sell the Company’s stock based on the expectation of current operating earnings or losses per share given the obvious and significant growth stage of the company.  It is significant to note that the Company’s stock is closely held and thinly traded as evidenced by the following statistics regarding outstanding shares at June 30, 2009:

•	There are only 53 shareholders that own 39,010,340 shares
•	Approximately 9% (or 3,390,000) of total shares are owned by 72% (or 38) of shareholders (i.e. the Pre-Merger stockholders)
•	Approximately 91% (or 35,620,340) of total shares are owned by 15 individuals and entities, including three officers and six 5% stockholders, or 28% of total shareholders
•	Only 100 shares have been traded on the stock exchange since September 30, 2008

In considering all the facts and circumstances above, and applying the SEC’s standard of “a substantial likelihood that the . . . facts would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available,” we do not believe there would be a substantial likelihood that the facts of this issue would be viewed by the reasonable investor as having significantly altered the total mix of information made available.  We therefore propose prospectively adjusting weighted average shares in future filings.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

General

6.	Please address the above comments in your interim filings as well, as applicable.

Comments and disclosures noted above will be included in future interim filings with the SEC.

Item 1 – Financial Statements
Note 4 – Operations, page 17
Discontinued Operation, page 17

7.
Please disclose the carrying amounts of the major classes of liabilities included as part of discontinued operations for each period presented. Please also disclose the amounts of revenue reported in discontinued operations for each period presented.  See paragraphs 47(a) and (c) of SFAS 144.

In prospective filings, our disclosure of discontinued operations would be as follows:

Discontinued Operations
In January 2009, the Company determined that its majority-owned subsidiary, Patriot Motor Fuels LLC (“PMF”), should be discontinued as a result of pricing and other competitive factors.  PMF distributed ethanol blended fuel to two service stations located in South Dakota and Nebraska.  In June 2009, the Company also discontinued two additional businesses in which it held a majority interest:  KL Management LLC (“KLM”), which managed ethanol facilities for third parties, and KLHC LLC (formerly known as KL Energy LLC, “KLHC”), which sold wholesale ethanol.  Both businesses were discontinued as a result to the severe change in the economics of the ethanol industry as well as the Company’s re-focus on cellulosic ethanol research and development efforts.

306 East Saint Joseph Street, Suite 200        Rapid City, South Dakota    57701
605.718.0372   Fax 605.718.1372
www.klenergycorp.com

None of the discontinued operations had any revenue or operating expenses during the six months ended June 30, 2009.  The assets and liabilities associated with these discontinued businesses are as follows:

	June 30, 2009	March 31, 2009
Current Assets
Cash	-	365
Total	.-	365

Current Liabilities
Accounts ayable	367,777	177,663
	367,777	177,663

Approximately $316,431 and $158,957 as of June 30, 2009 and March 31, 2009 current liabilities, respectively, represents a payable to Midwest Renewable Energy LLC (“MRE”) which, as further described in Note 13, filed a lawsuit against the Company in June 2009.

************************************************
We acknowledge that:

•	Our company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Our company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned or our attorney, Amy Bowler (303-290-1086), at Holland & Hart LLP.

Very truly yours,

/s/ Thomas J. Bolan
Thomas J. Bolan
Acting Chief Financial Officer

306 East Saint Joseph Street, Suite 200        Rapid City, South Dakota    57701
605.718.0372   Fax 605.718.1372
www.klenergycorp.com

EXHIBIT A

KL Energy Corporation
Consolidated Statement of Stockholders' Deficit

				Additional		Non-	Total
	Common Stock		Stockholders'	Paid-In	Accumulated	controlling	Stockholders'
	Shares	Amount	Contributions	Capital	Deficit	Interest	Deficit

Balance - December 31, 2007	-	$-	$9,000	$-	$(1,916,219)	$292,990	$(1,614,229)

KL Process Design Group - post-Merger net loss - September 30, 2008	-	-	-	-	(5,120,258)		(5,120,258)
Consideration for pre-Merger stockholders	3,390,000	3,390					3,390
Conversion of KL Process Design Group equity in Merger transaction	9,900,266	9,901	(9,000)	(7,040,768)	7,036,477		(3,390)
Conversion of pre-Merger debt to equity, net of unamortized debt discount	2,288,000	2,288	-	4,197,712	-		4,200,000
Equity payment to placement agent upon conversion of pre-Merger debt to equity	-	-	-	(305,000)	-		(305,000)
Conversion of pre-Merger derivative liability to equity	-	-	-	3,050,000	-		3,050,000
Shares issued for accrued interest on convertible debt	38,437	38	-	102,462	-		102,500
Issuance of shares in private placement (net of issuance costs of $2,557)	6,250	6	-	22,436	-		22,442
Net loss attributed to noncontrolling interests	-	-	-	-	-	(99,591)	(99,591)
KL Energy Corporation - net loss - 4th quarter 2008	-	-	-	-	(2,272,574)		(2,272,574)

Balance - December 31, 2008	15,622,953	$15,623	$-	$26,842	$(2,272,574)	$193,399	$(2,036,710)

Issuance of shares in private placement (net of issuance costs of $750,000)	18,181,818	18,182	-	3,231,818	-	-	3,250,000
Issuance of shares in settlement of payables	5,205,569	5,206	-	1,140,019	-	-	1,145,225
Net loss attributed to noncontrolling interests	-	-	-	-		(670,297)	(670,297)
Net loss	-	-	-	-	(3,918,538)	-	(3,918,538)

Balance - June 30, 2009	39,010,340	$39,011	$-	$4,398,679	$(6,191,112)	$(476,898)	$(2,230,320)

306 East Saint Joseph Street, Suite 200        Rapid City, South Dakota    57701
605.718.0372   Fax 605.718.1372
www.klenergycorp.com